December 12, 2005


Mr. Roberto Oliveira de Lima
Chief Executive Officer
Tele Leste Celular Participacoes S.A.
Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil


	Re:	Tele Leste Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 1-14481

Dear Mr. De Lima:

      We have reviewed your supplemental response letter dated November 18, 2005 as well as your filing and have the following comments. As noted in our comment letter dated June 7, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.




Form 20-F for Fiscal Year Ended December 31, 2004

Note 34.  Summary of the differences between Brazilian and US
GAAP,
page F-38

h.  Earnings per share, page F-41

1. We note your response to prior comment 1. It is unclear to us why you believe that the reduction in the redemption price associated with the optional redemption constitutes a contractual obligation under EITF 03-6. In this regard, we note that paragraph 18.b. of EITF 03-6 states that a contractual obligation to share in the losses of the issuing entity is present if the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuing entity. Describe in more detail how you considered this guidance and your basis for continuing to allocate losses to preferred shareholders after the adoption of EITF 03-6.

2. Your response to prior comment 1 also states that, "in accordance with Brazilian Corporate Law, preferred shareholders are entitled to redeem their shares in the event that they disagree with certain decisions taken at the general shareholders` meeting..." Describe for us in more detail the nature of these rights and their terms and conditions under Brazilian Corporate Law. In addition, tell us whether your bylaws or the agreements covering the preferred stock specifically address, enhance, or modify these rights.

m.  Derivative instruments, page F-43

3. In your response to prior comment 2, you state that you "...calculate the projected cash flows of the loan in the foreign currency using the contractual rate. We then discount the projected cash flows using the current market rate..." When you discount your calculated projected cash flows, how do you determine the current market rate to use? For example, is the current market rate used in the calculation based on applying the Bolsa de Mercadorias e Futuros rates as they would relate specifically to you, or on changes in the standard Bolsa de Mercadorias e Futuros rates? While we acknowledge that you have a notional value cross currency swap that is designed to hedge both your interest rate risk and your foreign currency risk associated with your indebtedness, you may wish to refer to paragraph
120c of FAS 133 (which addresses only the interest portion of your swap) in responding to the comment.

4. We have read your response to our prior comments regarding your determination of hedge effectiveness. Based upon your most recent responses to our comments, we understand that you are assessing the derivatives for effectiveness on a quarterly basis, at a minimum.
We
also understand that you acknowledge that any hedge
ineffectiveness
is required to be measured and included in earnings. You indicate that to date the derivative instruments have been highly effective.
Your most recent response which provides some additional detail in terms of how the fair value calculation was performed, does not specify what, if any, hedge ineffectiveness you identified as a result of the calculation. We note that highly effective is not the same as having no ineffectiveness.  It seems unlikely that no
ineffectiveness would result from your analysis.   Your disclosure
in
the Form 20-F does not state that there was no ineffectiveness; rather, the disclosure says "...no ineffectiveness would be recorded in the statement of operations for U.S. GAAP." Please confirm that
a) no ineffectiveness resulted from your test or b) quantify the amount by which the derivative instrument was deemed to be ineffective and demonstrate how you determined this amount was immaterial.

*    *    *    *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho,
Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Roberto Oliveira de Lima
Tele Leste Celular Participacoes S.A.
December 12, 2005
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